UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIFE CARE MEDICAL DEVICES LIMITED

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

42217A108

(CUSIP Number)

Theodore Kalem

620 W 42nd Street, Apt. 49A

New York, NY 10036

(650)-847-1919

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 42217A108

1	NAMES OF REPORTING PERSONS. Theodore Kalem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,189,383 shares of Common Stock
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,189,383 shares of Common Stock
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,189,383 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26% of Common Stock
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Life Care Medical Devices Limited, a Nevada corporation (the “Issuer”), which has its principal office at 880 Third Avenue, Suite 905, New York, NY 10022.

Item 2.	Identity and Background

(a)  Name: This statement is being filed by Theodore Kalem, an individual (the “Reporting Person”).

(b) Residence or Business Address: The address of the Reporting Person is 620 West 42nd Street, Apt. 49A, New York, NY 10036.

(c) Present Principal Occupation and Address:  The present principal occupation of the Reporting Person is president of Highline Research Advisors. The Reporting Person’s address is 620 West 42nd Street, Apt. 49A, New York, NY 10036.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On March 29, 2013, the Issuer (formerly known as Health In Harmony Inc.), a Nevada corporation, entered into a Share Exchange and Reorganization Agreement (the “Exchange Agreement”) with Life Care Medical Devices Limited (“LCMD Hong Kong”), a Hong Kong SAR corporation, and the beneficial stockholders of LCMD Hong Kong identified in the Exchange Agreement (the “LCMD Hong Kong Stockholders”), pursuant to which the LCMD Hong Kong Stockholders exchanged all of their beneficially owned shares of LCMD Hong Kong common stock for an aggregate of 29,200,000 shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”). At the closing of the transactions contemplated by the Exchange Agreement (collectively, the “Exchange Transaction”), LCMD Hong Kong became a wholly-owned subsidiary of the Issuer.

Kalem, as one of the LCMD Hong Kong Stockholders, received pursuant to the Exchange Agreement 2,189,383 shares of the Issuer’s Common Stock (the “Shares”) in exchange for 337,309 common shares of LCMD Hong Kong beneficially owned by the Reporting Person.

Item 4.

Purpose of Transaction

Pursuant to the Exchange Agreement, the Reporting Person became the beneficial owner of the Shares, effective as of March 29, 2013.

Other than as contemplated by the Exchange Agreement, the Reporting Person acquired beneficial ownership of the securities of the Issuer for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Issuer or any securities of the Issuer which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this report, the Reporting Person directly beneficially owns 2,189,383 shares of Common Stock, which number of shares represents approximately 6.26% of the outstanding Common Stock based on 35,000,000 shares of outstanding Common Stock as reported in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 2, 2013.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,189,383 shares of Common Stock.

(c) Other than as described in Item 3 and Item 4 above, the Reporting Person has not effected any transaction in the shares of Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Share Exchange and Reorganization Agreement (1) ________________
(1) Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2013
/s/ Theodore Kalem
Theodore Kalem